

07006904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcastle Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Woodhaven Drive
(No. and Street)

Avon	CT	06001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Atkins (860) 673-2972
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Newcastle Distributors, LLC
(SEC File No. 8-67277)

Independent Auditors' Report, Financial Statements and Supplemental Schedule

As of and for the Year Ended December 31, 2006

Newcastle Distributors, LLC
(SEC File No. 8-67277)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Operations.

[x] (d) Statement of Cash Flows.

[x] (e) Statement of Changes in Member's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

[ ] (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).

Affirmation

I, PAUL A. ATKINS, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Newcastle Distributors, LLC (the Company) for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/07

Signature Date

Paul A. Atkins
Principal

Notary Public

JODIE B. LEMERIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2011

Newcastle Distributors, LLC
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Year Ended December 31, 2006

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Member of Newcastle Distributors, LLC:

We have audited the accompanying statements of financial condition of Newcastle Distributors, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Distributors, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 15, 2007

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Newcastle Distributors, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	23,349
Prepaid expenses		1,145
Total assets	$	24,494

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	287
Total liabilities		287
Member's equity:		
Paid-in capital		50,835
Accumulated deficit		(26,628)
Total member's equity		24,207
Total liabilities and member's equity	$	24,494

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions and service fees	$ -
General and administrative expenses:	
Consulting fees	18,449
Registration fees	5,933
Advertising expense	1,400
Donations	500
Insurance	499
Bank fees	167
Conferences	65
Total general and administrative expenses	27,013
Loss from operations	(27,013)
Other income:	
Interest income	635
Total other income	635
Loss before income taxes	(26,378)
State minimum tax	250
Net loss	$ (26,628)

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Paid-in Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2006	$ -	$ -	$ -
Capital contribution	50,835	-	50,835
Net loss	-	(26,628)	(26,628)
Balance at December 31, 2006	$ 50,835	$ (26,628)	$ 24,207

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(26,628)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(1,145)
Accrued expenses		287
Net cash used in operating activities		(27,486)
Cash flows from financing activities:		
Cash contribution from member		50,835
Net cash provided by financing activities		50,835
Net increase in cash and cash equivalents		23,349
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	23,349
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	250

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2006

Note 1 - General

Organization - Newcastle Distributors, LLC (the Company) was formed in December 2005 as a limited liability company under the laws of the State of Connecticut. As such, the owner (the Member) is not liable for the debts of the Company. The Company is a registered broker-dealer located in Avon, Connecticut.

Description of Business - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of individual and institutional investors.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in investment banking activities and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company is subject to federal and state security laws, as well as the NASD.

The Company began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective September 27, 2006. The Company is primarily engaged in sales of limited liability partnerships and the private placement of securities as authorized by the NASD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Company classifies all securities with original maturity dates of three months or less as cash equivalents.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes. In 2006, the Company is a single member LLC, for which there is a Connecticut minimum tax of $250, which is reflected in the statement of operations.

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Trading Activities

The Company's trading activities include providing securities brokerage and investment advisory services to third-party clients. The Company takes selective proprietary positions based on expectations of future market movements and conditions.

The Company is exposed to market risk on the various investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

At December 31, 2006, the Company did not have any exposure to credit risk associated with non-marketable securities. The Company holds no investments at December 31, 2006.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2006, the Company had net capital of $24,207 with a minimum net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .01 to 1 for December 31, 2006.

Note 5 - Commitments and Contingencies

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to whom it grants credit and does not see this risk of loss as significant.

Newcastle Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital:

Member's equity	$ 24,207
Total net capital	24,207
Less net capital requirement [greater of $19 (6.67% of aggregate indebtedness) or $5,000]	5,000
Net capital in excess of requirements	$ 19,207

Aggregate Indebtedness:

Total liabilities	$ 287
Aggregate indebtedness	$ 287
Ratio of aggregate indebtedness to net capital	.01 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of 12/31/2006):

Net capital, as reported in Company's Part II (unaudied Focus report)	$ 23,348
Audit adjustment to record accrued expense	(286)
Audit adjustment to reclassify prepaid expense	1,145
Net capital per above	$ 24,207

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of Newcastle Distributors, LLC:

In planning and performing our audit of the financial statements of Newcastle Distributors, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 15, 2007

END